Exhibit 99.2

SUMMARY OF THE RESOLUTIONS APPROVED BY THE ANNUAL SHAREHOLDERS’
MEETING OF EMPRESAS ICA, S.A.B. DE C.V., ON APRIL 16, 2013.

IV. DISCUSSION, APPROVAL AND AMENDMENT, IF ANY, OF THE REPORTS MENTIONED IN ITEMS I AND II. RESOLUTIONS IN THIS REGARD.

The shareholders unanimously approved the following resolutions:

FIRST.- Approval was given to the Report and the Opinion given by the Board of Directors and the Report of the Chief Executive Officer, in their entirety and in each of their parts.

SECOND.- Approval was given to the consolidated financial statements of the Company and its subsidiaries, to the legal entity financial statements of the Company and the results of operations for the year ending December 31, 2012.

THIRD.- To append to the Acts of the Shareholders’ Meeting copies of the Reports and Opinions, as well as a copy of the audited consolidated and unconsolidated financial statements of the Company for the year ending December 31, 2012.

V. ALLOCATION OF NET INCOME, INCREASE IN RESERVES, APPROVAL OF FUND FOR REPURCHASE SHARES, AND DECLARATION OF DIVIDENDS, IF ANY. RESOLUTIONS IN THIS REGARD.

The shareholders unanimously approved the following resolutions:

FIRST.- Approval was given for the allocation of net income of the year, the determination of the closing balances, in the form and under the terms proposed by the Board of Directors in accordance with the presentation of the Chairman of the Board.

SECOND.- Approval was given for setting a maximum amount of Ps. 2,191,675,073.21 (Two billion, one hundred ninety-one million six hundred seventy-five thousand seventy-three and 21/100 pesos) for the acquisition of the Company’s shares, which corresponds to the amount of the Share Repurchase Reserve previously approved, and to authorize the Chief Executive Officer to the Company to use such amount, in the best interests of the Company, during the period starting with the date of this Meeting until the date of the shareholders’ meeting that will approve the 2013 results.

THIRD.- Approval was given of noting that the number of shares representing the fixed minimum social capital of the Company as of the end of 2012 was 34,878,292 shares.

VI.- DESIGNATION OR RATIFICATION, AS NEEDED, OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE CHAIRMEN OF THE SPECIAL COMMITTEES. RESOLUTIONS IN THIS REGARD.

The shareholders unanimously approved the following resolutions:

FIRST.- Approval was given for a Board of Directors having twelve members.

SECOND.- Approval was given to accept the resignations of Luis Rubio Freidberg, Alberto Mulas Alonso, Francisco Javier Garza Zambrano, Rubén Gerardo López Barrera, and Fernando Ruíz Sahagún from the Board of Directors, and to commend their work as members of the Board and of the Special Committees of the Board.

THIRD.- Approval was given to ratify Fernando Flores y Pérez as an Independent Director and to ratify Diego Quintana Kawage as a Patrimonial Director and to approve the nomination of Carlos Fernández González and Carlos Guzman Bofill as Independent Directors, all for the period commencing May 2013 through April 2014.

FOURTH.- Approval was given to ratify Elsa Beatriz García Bojorges and Margarita Hugues Vélez as Independent Directors and to ratify Bernardo Quintana Isaac and Alonso Quintana Kawage as Patrimonial Directors, all for the period commencing May 2013 through April 2015.

FIFTH.- Approval was given to ratify José Luis Guerrero Álvarez as a Patrimonial Director and Salvador Alva Gómez as an Independent Director, and to approve the nomination of Ricardo Gutiérrez Muñoz as an Independent Director and Eduardo Revilla Martínez as a Patrimonial Director, all for the period commencing May 2013 through April 2016.

SIXTH.- Ratification was given of the designations of Elsa Beatriz García Bojorges as Chair of the Audit Committee and of Fernando Flores y Pérez as Chair of the Corporate Practices Committee and also as Chair of the Finance, Planning and Sustainability Committee.

SEVENTH.- Approval was given that the Board of Directors of Empresas ICA, S.A.B. de C.V. be made up as follows:

DIRECTOR	POSITION
1. Bernardo Quintana Isaac	Chairman, Patrimonial
2. José Luis Guerrero Álvarez	Patrimonial
3. Fernando Flores y Pérez	Independent
4. Alonso Quintana Kawage	Patrimonial

5. Elsa Beatriz García Bojorges	Independent
6. Margarita Hugues Vélez	Independent
7. Salvador Alva Gómez	Independent
8. Diego Quintana Kawage	Patrimonial
9. Carlos Fernández González	Independent
10. Ricardo Gutiérrez Muñoz	Independent
11. Carlos Guzman Bofill	Independent
12. Eduardo Revilla Martínez	Patrimonial

EIGHTH.- The Directors so ratified will enjoy all the powers and be subject to all the obligations and responsibilities established by the Securities Market Law and the Bylaws of the Company.

NINTH.- To append to the Acts of this Shareholders’ Meeting a copy of each one of the documents mentioned.

VII.- DISCUSSION, APPROVAL, OR RATIFICATION, AS NEEDED, OF THE PROPOSAL TO PAY HONORARIUMS TO THE MEMBERS OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEES. RESOLUTIONS IN THIS REGARD.

The shareholders unanimously approved the following resolutions:

FIRST.- To pay honorariums to the members of the Board of Directors, the Secretary and Pro Secretary of the Board, the Secretary of the Committees, and invitees in the amount of Ps. 50,000.00 (Fifty thousand pesos) net, for every meeting they attend, whether of the Board of Directors or of the Special Committees. The honorarium amount will remain unchanged until modified by another Shareholders’ Meeting.

SECOND.- To pay an honorarium of Ps. 5,000.00 (Five thousand pesos) to members of the Board of Directors who are not officers of the Company or its subsidiaries, for each hour that they dedicate exclusively to the affairs of the Company and to which they have been asked to attend by the Board of Directors or the Chief Executive’s Office, outside the regular meetings of the Board or the Committees, by means of the presentation of a report to the management of the work carried out.  The honorarium amount will remain unchanged until modified by another Shareholders’ Meeting.

VIII.           APPOINTMENT OF SPECIAL DELEGATES.

The shareholders unanimously approved the following resolution:

SOLE.- Rodrigo Antonio Quintana Kawage, Enrique Rubio Arenas, Daniel Fabián Núñez Durán, and Alejandro López Paredes were designated as Special Delegates, in order to formalize, acting severally or jointly, by means of partial or total protocols of the Acts of this Shareholders’ Meeting, before a Notary Public of their selection, to seek inscription in the Public Commercial Register, to issue certifications required in general or for any of the parts, as might be necessary.

_____________________________________
Rodrigo A. Quintana Kawage
Secretary of the Board of Directors
Empresas ICA, S.A.B. de C.V.